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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                -----------------


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2003


                                -----------------


                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan

                    (Address of principal executive offices)


                                -----------------


                       [Indicate by check mark whether the
                      registrant files or will file annual
                      reports under cover Form 20-F or Form
                                     40-F.]

                         Form 20-F __X__ Form 40-F _____


                [Indicate by check mark whether the registrant by
              furnishing the information contained in this Form is
            also thereby furnishing the information to the Commission
     pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                               Yes _____ No __X__

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         The Form of Underwriting Agreement attached hereto contains material information about Mitsubishi Tokyo Financial Group, Inc. and its proposed offering and is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-98061) filed under the Securities Act of 1933.

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                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.

                            . Shares of Common Stock
               in the form of Shares or American Depositary Shares

                           U.S. UNDERWRITING AGREEMENT

.., 2003

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                                                                         ., 2003

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036

Nomura Securities International, Inc.
2 World Financial Center, Building B
New York, New York 10281-1198

Dear Sirs and Mesdames:

     Mitsubishi Tokyo Financial Group, Inc., a joint stock company organized under the laws of Japan (the "Company"), proposes to issue and sell to the several underwriters named in Schedule I hereto (the "U.S. Underwriters"), for whom you are acting as representatives, and the Company's subsidiaries The Bank of Tokyo-Mitsubishi, Ltd., a joint stock company organized under the laws of Japan ("BTM"), and The Mitsubishi Trust and Banking Corporation, a joint stock company organized under the laws of Japan ("MTB" and, together with BTM, the "Selling Shareholders" and each a "Selling Shareholder"), propose to sell to the several U.S. Underwriters shares of the common stock (the "Common Stock"), of the Company.

     It is expected that the U.S. Underwriters will take delivery of the U.S. Shares (as hereinafter defined) in the form of shares or American depositary shares ("American Depositary Shares"), each American Depositary Share representing the right to receive one one-thousandth of a share of Common Stock. The American Depositary Shares will be evidenced by American depositary receipts ("ADRs") to be issued by The Bank of New York, as depositary (the "Depositary") under a deposit agreement (the "Deposit Agreement"), dated as of September 19, 1989, as amended and restated as of April 2, 2001, among the Company, the Depositary and the holders from time to time of ADRs.

     The Company proposes, subject to the terms and conditions stated herein, to sell to the several U.S. Underwriters . shares of Common Stock (the "U.S. Firm Company Shares"). BTM proposes, subject to the terms and conditions stated herein, to sell to the several U.S. Underwriters . shares of Common Stock (the "U.S. BTM Shares"). MTB proposes, subject to the terms and conditions stated herein, to sell to the several U.S. Underwriters . shares of Common Stock (the "U.S. MTB Shares"). The U.S. BTM Shares and the U.S. MTB Shares are referred to collectively as the "U.S. Selling Shareholder Shares". The U.S. Firm Company Shares and the U.S. Selling Shareholder Shares are referred to collectively as the "U.S. Firm Shares".

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     In addition, the Company proposes, subject to the terms and conditions stated herein, to sell to the several U.S. Underwriters, at the election of the U.S. Underwriters, up to an additional . shares of Common Stock (the "U.S. Additional Shares" and, together with the U.S. Firm Company Shares, the "U.S. Company Shares"). The option of the U.S. Underwriters to purchase U.S. Additional Shares, if and to the extent exercised, must be exercised by ., Tokyo time, on ., 2003.

     The U.S. Firm Shares and the U.S. Additional Shares are referred to collectively as the "U.S. Shares". At the election of the U.S. Underwriters, American Depositary Shares may be delivered in lieu of all or any portion of the U.S. Shares. U.S. Shares taken by the U.S. Underwriters in the form of American Depositary Shares are referred to as the "U.S. ADSs". The U.S. Shares, including the U.S. ADSs, will be offered in the United States and Canada (the "U.S. Offering").

     It is understood that the Company and the Selling Shareholders are concurrently entering into an underwriting agreement, dated the date hereof (the "International Underwriting Agreement"), providing for the issuance and sale by the Company and the sale by the Selling Shareholders of . shares of Common Stock (the "International Shares"), all or part of which may be represented by American Depositary Shares, through arrangements with certain underwriters (the "International Managers") outside Japan, the United States and Canada (the "International Offering"), for whom Morgan Stanley & Co. International Limited and Nomura International plc are acting as representatives. In addition, the Company proposes, subject to the terms and conditions stated in the International Underwriting Agreement, to sell to the several International Managers, at the election of the International Managers, up to an additional . shares of Common Stock, all or part of which may be represented by American Depositary Shares. The option of the International Managers to purchase additional shares of Common Stock, if and to the extent exercised, must be exercised by ., Tokyo time, on ., 2003.

     It is further understood that the Company is concurrently entering into an underwriting agreement dated the date hereof (the "Japanese Primary Shares Underwriting Agreement") providing for the issuance and public offering by the Company of . shares of Common Stock (the "Japanese Firm Primary Shares") and the Company and the Selling Shareholders are concurrently entering into an underwriting agreement dated the date hereof (the "Japanese Secondary Shares Underwriting Agreement" and, together with the Japanese Primary Shares Underwriting Agreement, the "Japanese Underwriting Agreements" and, together with this Agreement and the International Underwriting Agreement, the "Underwriting Agreements"), providing for the public offering by the Selling Shareholders of . shares of Common Stock (the "Japanese Secondary Shares" and, together with the Japanese Firm Primary Shares and the Japanese Additional Shares (as hereinafter defined), the "Japanese Shares"), in each case, to Japanese investors in Japan (the "Japanese Offering" and, together with the U.S. Offering and the International Offering, the "Offerings"), through arrangements with certain underwriters in Japan (the "Japanese Underwriters" and, together with the U.S. Underwriters and the International Managers, the "Underwriters"), for whom Nomura Securities Co., Ltd. is acting as representative.

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     In addition, the Company proposes, subject to the terms and conditions stated in the Japanese Underwriting Agreements, to sell to Nomura Securities Co., Ltd. at its election up to an additional . shares of Common Stock for the purpose of covering any over-allotments in the Japanese Offering (the "Japanese Additional Shares"). In connection with the Japanese Offering, Nomura Securities Co., Ltd. has entered into share borrowing arrangements for the purpose of any over-allotment sales.

     Morgan Stanley & Co. International Limited and Nomura Securities Co., Ltd. are serving as joint global coordinators of the Offerings (the "Joint Global Coordinators"). Mitsubishi Securities Co., Ltd. and Tokyo-Mitsubishi International plc are serving as co-global coordinators of the Offerings.

     The U.S. ADSs and any American Depositary Shares to be delivered to or on behalf of the International Managers pursuant to the International Underwriting Agreement are referred to collectively as the "ADSs". The U.S. Shares, the International Shares and the Japanese Shares are referred to collectively as the "Shares". The Shares in respect of the ADSs to be delivered at any Time of Delivery (as hereinafter defined) are to be deposited with the Depositary pursuant to the Deposit Agreement prior to each such Time of Delivery (as hereinafter defined) against issuance of ADRs evidencing such ADSs.

     To provide for the coordination of their activities, the Underwriters will enter into an intersyndicate agreement (the "Intersyndicate Agreement").

     The Company has prepared a preliminary international prospectus dated ., 2003 and will prepare a final international prospectus (the "International Prospectus") to be used to confirm sales of Shares in the International Offering. The International Prospectus will be identical to the Prospectus (as hereinafter defined) except for the cover, the inside cover, the inside back cover and the "Underwriting" section and as otherwise agreed among you, the Company and the Selling Shareholders. The Company has prepared a preliminary Japanese prospectus dated ., 2003 and will prepare supplements to the preliminary Japanese prospectus (the "Japanese Prospectus" and, together with the Prospectus (as hereinafter defined) and the International Prospectus, the "Prospectuses") to be used in the Japanese Offering.

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     The Company has filed with the Securities and Exchange Commission (the
"Commission") a registration statement on Form F-3 (registration no. 333-98061), including a prospectus, relating to, among other things, Common Stock and ADSs, to be sold from time to time by the Company and the Selling Shareholders (the "Shelf Securities"), including the U.S. Shares. The registration statement as amended to the date of this Agreement is hereinafter referred to as the "Registration Statement"; the prospectus included therein relating to the Shelf Securities as of the date of this Agreement is hereinafter referred to as the "Basic Prospectus". The Basic Prospectus, as supplemented by the prospectus supplement dated ., 2003, relating to the U.S. Shares, in the form first used to confirm sales of U.S. Shares is hereinafter referred to as the "Final Prospectus". Any preliminary prospectus filed with the Commission pursuant to Rule 424(b) of the rules and regulations of the Commission under the Securities Act of 1933, as amended (the "Securities Act"), is hereinafter referred to as the "Preliminary Prospectus". In connection with the sale of the U.S. Shares in Canada, the Company has prepared supplements for inclusion in each of the Preliminary Prospectus and the Final Prospectus. Any reference herein to the "Prospectus" shall be deemed to refer to the Preliminary Prospectus until the Final Prospectus is filed with the Commission and thereafter shall be deemed to refer to the Final Prospectus. If the Company has filed an abbreviated registration statement to register additional shares of Common Stock pursuant to Rule 462(b) under the Securities Act (the "Rule 462 Registration Statement"), then any reference herein to the term "Registration Statement" shall be deemed to include such Rule 462 Registration Statement. Any reference to the term Registration Statement, the Basic Prospectus, any Preliminary Prospectus or the Prospectus shall include the documents incorporated therein by reference. The terms "supplement" and "amendment" or "amend" as used in this Agreement shall include all documents subsequently filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are deemed to be incorporated by reference in the Prospectus.

     1. Representations and Warranties of the Company. The Company represents and warrants to and agrees with each of the U.S. Underwriters that:

          (a) The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the knowledge of the Company, threatened by the Commission.

          (b) (i) Each document filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Prospectus complied or will comply, in each case, as of the date when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, (ii) each part of the Registration Statement, when such part became effective, did not contain and, as amended or supplemented, if applicable, will not, as of the date it was so amended or supplemented, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) each part of the Registration Statement, as of the date it became effective, and the Prospectus, as of the date thereof, comply and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder and (iv) the Prospectus, as of the date thereof, does not contain and, as amended or supplemented, if applicable, will not, as of the date it was so amended or supplemented, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement or the Prospectus or any amendment thereof or supplement thereto based upon information relating to any U.S. Underwriter furnished to the Company in writing by or on behalf of such U.S. Underwriter expressly for use therein.

          (c) No order preventing or suspending the use of any Preliminary Prospectus has been issued by the Commission, and each Preliminary Prospectus, at the time of filing thereof, complied in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Preliminary Prospectus or any amendment thereof or supplement thereto based upon information relating to any U.S. Underwriter furnished to the Company in writing by or on behalf of such U.S. Underwriter expressly for use therein.

          (d) A registration statement on Form F-6 (File No. 333-13338) with respect to the ADSs has been filed with the Commission (such registration statement, including all exhibits thereto, at the time it became effective, being herein referred to as the "ADS Registration Statement") and has become effective; no stop order suspending the effectiveness of the ADS Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the best knowledge of the Company after due inquiry, threatened by the Commission; no other document with respect to the ADS Registration Statement has heretofore been filed with the Commission; and the ADS Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and complies in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder.

          (e) The Company has been duly incorporated, is validly existing as a joint stock company (kabushiki kaisha) under the laws of Japan, has the requisite power and authority to own or lease its properties and to conduct its business as described in the Prospectus and is duly qualified to transact business and is in good standing (where such concept is relevant) in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its subsidiaries, taken as a whole.

          (f) Each "significant subsidiary" (as that term is defined in Regulation S-X of the Securities Act, each a "Significant Subsidiary") of the Company has been duly incorporated or organized, is validly existing as a corporation, limited liability company or other similar entity in good standing (where such concept is relevant) under the laws of the jurisdiction of its incorporation or organization, has the requisite power and authority to own or lease its properties and to conduct its business as described in the Prospectus and is duly qualified to do business and is in good standing (where such concept is relevant) in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its subsidiaries, taken as a whole; and all of the issued shares of capital stock of each Significant Subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and to the extent owned directly by the Company, are owned free and clear of all liens, encumbrances, equities and claims.

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          (g) The Company has authorized capital stock as set forth in the
     Prospectus, and all of the shares of capital stock of the Company (including the Shares to be sold by the Selling Shareholders) issued prior to the issuance of the Shares to be sold by the Company have been duly and validly authorized and issued, are fully paid and non-assessable and conform to the description of the capital stock of the Company contained in the Prospectus; all of the issued shares of Common Stock (including the Shares) have been or will be prior to the Time of Delivery (as hereinafter defined) duly listed and admitted for trading on the First Section of the Tokyo Stock Exchange and the Osaka Securities Exchange in Japan and on the London Stock Exchange in the United Kingdom; all of the issued shares of Common Stock (including the Shares) and the American Depositary Shares (including the ADSs) have been or will be prior to the U.S. Primary Share Time of Payment (as hereinafter defined) approved for listing, and the American Depositary Shares (including the ADSs) for trading, on the New York Stock Exchange; the holders of outstanding shares of capital stock of the Company are not entitled to preemptive or other rights to acquire the ADSs or the Shares; except as disclosed in the Prospectus, there are no outstanding securities issued by the Company, or issued by other persons with the Company's consent, that are convertible into or exchangeable for, or warrants, rights or options to purchase from the Company, or obligations of the Company to issue, shares of Common Stock or any other class of capital stock of the Company; the Shares may be freely deposited with the Depositary against issuance of ADRs evidencing the ADSs as contemplated in the Deposit Agreement; the U.S. Shares and the U.S. ADSs are freely transferable by or on behalf of the Company and the Selling Shareholders to or for the account of the several U.S. Underwriters in the manner contemplated in this Agreement, and (to the extent described in the Prospectus) the initial purchasers thereof; and there are no restrictions on subsequent transfers of the ADSs or the Shares to be delivered to the several Underwriters under the laws of Japan and the United States, except as described in the Prospectus under the captions "Description of Securities -- Common Stock" and "Underwriting".

          (h) The Shares to be issued and sold by the Company to the several Underwriters in accordance with the terms and conditions of each of the Underwriting Agreements, respectively, and in the manner contemplated in the Prospectus, have been duly and validly authorized and, when issued and delivered to the several Underwriters or deposited with the Depositary following payment therefor in accordance with the terms and conditions of each of the Underwriting Agreements, respectively, will be duly and validly issued, fully paid and non-assessable, and will conform to the description of the Common Stock contained in the Prospectus, and the issuance of such Shares will not be subject to any preemptive rights; the holders of the Shares to be sold by the Company, or the ADSs sold in lieu of Shares, to the several Underwriters in accordance with each of the Underwriting Agreements, respectively, when issued and delivered following application for subscription and payment therefor as provided in the Underwriting Agreements, respectively, will be entitled to all the rights of shareholders conferred by the Articles of Incorporation of the Company and the Commercial Code of Japan.

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          (i) The holders of the Shares to be sold by the Selling Shareholders to the several Underwriters in accordance with each of the Underwriting Agreements, respectively, when delivered following payment therefor as provided in the Underwriting Agreements, respectively, and when the names of such holders have been entered in the register of shareholders of the Company, will be entitled to all the rights of shareholders conferred by the Articles of Incorporation of the Company and the Commercial Code of Japan.

          (j) There has not occurred any material adverse change, or any development reasonably likely to result in a material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Prospectus (exclusive of any amendments or supplements thereto subsequent to the date of this Agreement).

          (k) There are no legal or governmental proceedings pending or, to the best knowledge of the Company after due inquiry, threatened to which the Company or any of its subsidiaries is a party or to which any of the properties of the Company or any of its subsidiaries is subject that are required to be described in the Registration Statement or the Prospectus and are not so described or any statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required.

          (l) Each of the Company and its subsidiaries has obtained all necessary consents, authorizations, approvals, orders, registrations, qualifications, clearances, licenses, certificates, franchises, permits and other concessions (each a "Governmental Authorization") of and from, and has made all registrations, notifications, recordings, declarations and filings (each a "Governmental Filing" and, together with Governmental Authorizations, "Governmental Authorizations and Filings") to and with, all central, provincial, local and other governmental authorities, agencies and bodies, any stock exchange authorities or self-regulatory organizations and all courts and other tribunals (each a "Governmental Agency") having jurisdiction over the Company or any of its subsidiaries or any of their respective properties to own, lease, license and use its properties and assets and to conduct its business in the manner described in the Prospectus, except to the extent that the failure to have or make such Governmental Authorizations or Filings would not, individually or in the aggregate, have a material adverse effect on the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole.

          (m) Neither the Company nor any of its Significant Subsidiaries is in violation of its Articles of Incorporation, Regulations of the Board of Directors, Share Handling Regulations or other charter documents or by-laws, if any, and neither the Company nor any of its subsidiaries is (i) in default in the performance or observation of any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound or (ii) in violation of any law, ordinance, governmental rule, regulation or court order to which it or its property or assets may be subject except in the case of clauses (i) and (ii) above, to the extent that any such violations or defaults would not, individually or in the aggregate, result in a material adverse effect on the financial condition, or the earnings, business or operations of the Company and its subsidiaries, taken as a whole.

          (n) The Company and its subsidiaries (i) are in compliance with any and all applicable laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective business and
     (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, singly or in the aggregate, have a material adverse effect on the Company and its subsidiaries, taken as a whole.

          (o) There are no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, singly or in the aggregate, have a material adverse effect on the Company and its subsidiaries, taken as a whole.

          (p) This Agreement has been duly authorized, executed and delivered by the Company and under the laws of Japan constitutes a valid and binding agreement of the Company, enforceable in accordance with its terms subject, as to enforceability, to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and similar laws relating to or affecting creditors' rights and to general equity principles, and is in proper form under the laws of Japan to be enforced against the Company; it is not necessary in order for this Agreement to be enforceable or admissible into evidence in Japan that this Agreement or any other document be filed or recorded with any court or other authority in Japan or that any Japanese stamp or similar tax be paid on or in respect of this Agreement or any other document to be furnished hereunder; and the Company has the full right, power and authority to execute and deliver, comply with all of the provisions of, and perform its obligations under, this Agreement.

          (q) The Deposit Agreement has been duly authorized, executed and delivered by the Company and under the laws of Japan constitutes a valid and legally binding agreement of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and similar laws relating to or affecting creditors' rights and to general equity principles; the Deposit Agreement is in proper form under the laws of Japan to be enforced against the Company in Japan; and to ensure the legality, validity, enforceability or admissibility into evidence in Japan of the ADRs and the Deposit Agreement, it is not necessary that (i) the Underwriting Agreements, the Deposit Agreement, the Shares or the ADRs or any other document be filed or recorded with or any other Governmental Authorization or Filing be obtained from or made to any Governmental Agency in Japan or (ii) any Japanese stamp or similar tax be paid by the several Underwriters or purchasers therefrom on or in respect of the Underwriting Agreements, the Deposit Agreement, the Shares or the ADRs or any other document to be furnished hereunder.

          (r) The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement will not contravene any provision of applicable law or the Articles of Incorporation or Regulations of the Board of Directors of the Company or the Share Handling Regulations of the Company or any agreement or other instrument binding upon the Company or any of its subsidiaries that is material to the Company and its subsidiaries, taken as a whole, or any judgment, order or decree of any government body, agency or court having jurisdiction over the Company or any subsidiary, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Company of its obligations under this Agreement, except
     (A) the registration under the Securities Act of the U.S. Shares and U.S. ADSs, approval by the Japanese Government under the Banking Law of Japan and such as may be required by state securities or Blue Sky laws or by the laws of any jurisdiction outside Japan and the United States in connection with the offer and sale of the Shares and (B) such other Governmental Authorizations and Filings as have been duly obtained or made, which are in full force and effect.

          (s) No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable to Japan or any political subdivision thereof or therein by or on behalf of the Underwriters or purchasers therefrom in connection with (i) the sale and delivery by the Company and the Selling Shareholders of the U.S. Shares and the U.S. ADSs to be sold by the Company and the Selling Shareholders to the several U.S. Underwriters in accordance with the terms and conditions of this Agreement, (ii) the deposit of U.S. Shares by the Company and the Selling Shareholders with the Depositary against issuance of ADRs evidencing the U.S. ADSs, and (iii) assuming that the U.S. Underwriters do not sell or deliver the U.S. Shares and the U.S. ADSs in Japan and assuming the U.S. Underwriters do not have any other connections or activities within Japan and do not breach any of the terms of this Agreement, the sale and delivery by the U.S. Underwriters of the U.S. Shares and the U.S. ADSs to the initial purchasers thereof in the manner contemplated in this Agreement.

          (t) All cash dividends and other cash distributions declared and payable on the Common Stock (including payments to the Depositary in respect of Shares represented by ADSs) are payable in Japanese yen that generally may be converted into foreign currency and that generally may be freely transferred out of Japan; and, except as described in the Company's annual report for the fiscal year ended March 31, 2002 on Form 20-F under "Item 10. Additional Information -- E. Taxation -- Japanese Taxation", all such dividends and other cash distributions paid to a non-resident of Japan or a non-Japanese corporation are not subject to withholding or other taxes under the laws and regulations of Japan and are otherwise free and clear of any other tax, withholding or deduction in Japan, without the necessity of obtaining any consent, approval, authorization, order, registration, clearance or qualification or making any notification of, with or to any court or governmental agency or body having jurisdiction over the Company or its property or any stock exchange or self-regulatory organization in Japan.

          (u) The statements set forth in the Company's annual report for the fiscal year ended March 31, 2002 on Form 20-F under "Item 4. Information on the Company -- B. Business Overview -- Supervision and Regulation", "Item
     10. Additional Information -- D. Exchange Controls" and "-- E. Taxation" and in the Prospectus under the caption "Recent Developments -- Recent Regulatory Developments", insofar as they purport to constitute a summary of Japanese law, fairly summarize such Japanese law in all material respects.

          (v) Except as set forth in the Prospectus, the Company and its subsidiaries have not taken, directly or indirectly, any action which was designed to or which constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the ADSs or the Shares.

          (w) The Company is not, and after giving effect to the Offerings and sale of the ADRs and Shares and the application of the proceeds thereof as described in the Prospectus will not be, required to be registered as an "investment company" as such term is defined in the United States Investment Company Act of 1940, as amended, and the applicable rules and regulations of the Commission thereunder.

          (x) Deloitte Touche Tohmatsu, who have certified certain financial statements of the Company, are independent public accountants as required by the Securities Act and the applicable rules and regulations of the Commission thereunder.

          (y) The Company and each of its Significant Subsidiaries maintain a system of internal accounting controls as provided in the Exchange Act sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with United States generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

          (z) The financial statements included in the Registration Statement and the Prospectus, together with the related notes, present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as at the dates indicated therein and the results of the operations and cash flows of the Company and its consolidated subsidiaries for the periods specified therein; and such financial statements have been prepared in conformity with accounting principles generally accepted in the United States, in each case applied on a consistent basis throughout the periods involved except for the effects of accounting changes as disclosed in the notes to the financial statements. The summary financial data and the selected financial data included in the Prospectus under the caption "Prospectus Supplement Summary -- Summary Financial Data" and "Selected Financial Data" present fairly the information shown therein and have been derived from the financial statements included in the Registration Statement.

     2. Representations and Warranties of the Selling Shareholders. Each Selling Shareholder, severally but not jointly, represents and warrants to and agrees with each of the U.S. Underwriters that:

          (a) Such Selling Shareholder is the sole registered holder of title to the Shares to be sold by such Selling Shareholder to the several Underwriters in accordance with the terms and conditions of each of the Underwriting Agreements, respectively, on the register of stockholders of the Company.

          (b) Such Selling Shareholder has, and immediately prior to the sale and delivery thereof at the Time of Delivery (as hereinafter defined) will have, good and valid title, free and clear of all liens, encumbrances, equities and claims, other than those arising under the Underwriting Agreements, to the Shares to be sold by such Selling Shareholder. Upon delivery of the Shares and ADSs to be sold by the Selling Shareholder to the several Underwriters in accordance with each of the Underwriting Agreements, respectively, against payment therefor in accordance with the Underwriting Agreements, the Selling Shareholder will deliver good and valid title to such Shares and ADSs free and clear of all liens, encumbrances, equities and claims.

          (c) This Agreement has been duly authorized, executed and delivered by such Selling Shareholder and under the laws of Japan constitutes a valid and binding agreement of such Selling Shareholder, enforceable in accordance with its terms subject, as to enforceability, to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and similar laws relating to or affecting creditors' rights and to general equity principles, and is in proper form under the laws of Japan to be enforced against such Selling Shareholder; it is not necessary in order for this Agreement to be enforceable or admissible into evidence in Japan that this Agreement or any other document be filed or recorded with any court or other authority in Japan or that any Japanese stamp or similar tax be paid on or in respect of this Agreement or any other document to be furnished hereunder; and such Selling Shareholder has the full right, power and authority to execute and deliver, comply with all of the provisions of, and perform its obligations under, this Agreement.

          (d) The execution and delivery by such Selling Shareholder of, and the performance by such Selling Shareholder of its respective obligations under, this Agreement will not contravene any provision of applicable law or the Articles of Incorporation or Regulations of the Board of Directors of such Selling Shareholder or any agreement or other instrument binding upon such Selling Shareholder that is material to such Selling Shareholder, or any judgment, order or decree of any government body, agency or court having jurisdiction over such Selling Shareholder, and no consent, approval, authorization or order of, or qualifications with, any governmental body or agency is required for the performance by such Selling Shareholder of its respective obligations under this Agreement, except (A) the Company's registration under the Securities Act of the U.S. Shares and U.S. ADSs and such as may be required by state securities or Blue Sky laws or by the laws of any jurisdiction outside Japan and the United States in connection with the offer and sale of the Shares and (B) such other Governmental Authorizations and Filings as have been duly obtained or made, which are in full force and effect.

          (e) Each part of the Registration Statement, when such part became effective, did not contain and, as amended or supplemented, if applicable, will not, as of the date it was so amended or supplemented, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, except that this representation and warranty only applies to statements or omissions therein relating to such Selling Shareholder.

          (f) The Prospectus, as of the date thereof, does not contain and, as amended or supplemented, if applicable, will not, as of the date it was so amended or supplemented, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that this representation and warranty only applies to statements or omissions therein relating to such Selling Shareholder.

          (g) Such Selling Shareholder has not taken, directly or indirectly, any action which is designed to or which constitutes or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the ADSs or the Shares.

     3. Agreements to Sell and Purchase. (a) Each of the Company and the Selling Shareholders hereby agrees to sell the U.S. Firm Shares to the several U.S. Underwriters, and the U.S. Underwriters, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agree, severally and not jointly, to purchase from the Company and the Selling Shareholders, at a purchase price of (Yen). per share (the "Share Purchase Price"), the number of U.S. Firm Shares set forth opposite the respective names of such U.S. Underwriters in Schedule I hereto.

     (b) On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Company agrees to sell to the U.S. Underwriters the U.S. Additional Shares, and the U.S. Underwriters shall have the right to purchase severally and not jointly up to o U.S. Additional Shares at the Share Purchase Price. If you, on behalf of the U.S. Underwriters, elect to exercise such option, you shall so notify the Company in writing not later than ., Tokyo time, ., 2003, which notice shall specify the number of U.S. Additional Shares to be purchased by the U.S. Underwriters and the date on which such U.S. Additional Shares are to be purchased. U.S. Additional Shares may be purchased as provided in Section 5 hereof solely for the purpose of covering any over-allotments made in connection with the offering of the U.S. Firm Shares.

     (c) For purposes of this Section 3(c) only, the Company and the Selling Shareholders are referred to collectively as the "Sellers". Each of the Sellers hereby agrees to sell to each of the U.S. Underwriters, and each of the U.S. Underwriters agrees, severally and not jointly, to purchase from each of the Sellers, at the Share Purchase Price, the number of U.S. Firm Shares determined by multiplying the aggregate number of U.S. Firm Shares to be sold by such Seller as set forth in the third paragraph of this Agreement by a fraction (the "Underwriting Percentage"), the numerator of which is the aggregate number of U.S. Firm Shares to be purchased by such U.S. Underwriter as set forth opposite the name of such U.S. Underwriter in Schedule I hereto and the denominator of which is the aggregate number of U.S. Firm Shares to be purchased by all of the U.S. Underwriters from all of the Sellers hereunder (subject in each case to such adjustments to eliminate fractional U.S. Shares as you may determine).

     (d) In the event and to the extent that the U.S. Underwriters shall exercise the election to purchase U.S. Additional Shares, the Company agrees to sell to each U.S. Underwriter, and each U.S. Underwriter agrees, severally and not jointly, to purchase from the Company, at the Share Purchase Price, the number of U.S. Additional Shares to be purchased by all of the U.S. Underwriters hereunder multiplied by such U.S. Underwriter's Underwriting Percentage (subject in each case to such adjustments to eliminate fractional U.S. Shares as you may determine).

     (e) The Company hereby agrees that, without the prior written consent of the Joint Global Coordinators, it will not, and will not permit any of its subsidiaries or any person acting on its behalf to, during the period ending 180 days after the date hereof, (i) offer, pledge, issue, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or ADSs or any securities convertible into or exercisable or exchangeable for shares of Common Stock or ADSs or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares of Common Stock or ADSs, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of Common Stock or ADSs or such other securities, in cash or otherwise. The restrictions contained in the preceding sentence shall not apply to (A) the ADSs and Shares to be sold hereunder and under the International Underwriting Agreement and the Japanese Underwriting Agreements, (B) the shares of Common Stock held by the Company as a result of its purchase of fractional shares of Common Stock upon request of any holders thereof, (C) the shares of Common Stock held by the Company to be sold to the holders of fractional shares of Common Stock upon request of any holders thereof, (D) the shares of Common Stock to be transferred to exchange-traded funds, (E) the units of exchange-traded funds to which the shares of Common Stock are transferred, (F) the shares of Common Stock to be sold to the special account of the Bank's Shareholding Acquisition Corporation, (G) the shares of Common Stock to be sold to the Bank of Japan in accordance with the Stock Purchase Guidelines, (H) the shares of Common Stock held as collateral or received in satisfaction of a loan of a borrower, (I) the shares of Common Stock held in a trust account of a financial institution conducting trust business, and (J) the shares of Common Stock held or traded by an entity in its ordinary course of business that is a securities company over which the Company exercises control.

     4. Terms of Public Offering. The Company and the Selling Shareholders are advised by you that the U.S. Underwriters propose to make a public offering of their respective portions of the U.S. Shares and U.S. ADSs upon such terms and conditions as shall be set forth in the Prospectus as soon after this Agreement has become effective as in your judgment is advisable. The Company and the Selling Shareholders are further advised by you that:

          (a) the U.S. Shares are to be offered to the public initially at
     (Yen). per share;

          (b) the U.S. ADSs are to be offered to the public initially at $. per ADS;

          (c) the U.S. Shares and the U.S. ADSs are to be offered to certain dealers selected by you at a price that represents a concession not in excess of (Yen). per share and $. per ADS, respectively, under the respective public offer price of each; and

          (d) any U.S. Underwriter may allow, and such dealers may re-allow, a concession, not in excess of (Yen). per share or $. per ADS, to any U.S. Underwriter or to certain other dealers.

     5. Payment and Delivery. (a) With respect to all or any portion of the U.S. Shares to be purchased and sold hereunder, you, on behalf of the several U.S. Underwriters, may elect to have U.S. ADSs in respect of such U.S. Shares delivered to and paid for by the U.S. Underwriters in satisfaction of the Company's and the Selling Shareholders' obligation to sell to the several U.S. Underwriters, and the several U.S. Underwriters' obligations to purchase, such U.S. Shares. Notice of such election with respect to delivery of any U.S. Firm Shares, or U.S. ADSs in respect thereof, shall be given by you to the Company and the Selling Shareholders, as appropriate, on or prior to ., 2003. Notice of such election with respect to delivery of any U.S. Additional Shares, or U.S. ADSs in respect thereof, shall be given by you to the Company at the time notice is given by you, on behalf of the several U.S. Underwriters, of their election to purchase such U.S. Additional Shares, or U.S. ADSs in respect thereof.

     (b) Each time and date of payment by the U.S. Underwriters to the Company for the U.S. Company Shares, or any U.S. ADSs in respect thereof, hereunder is herein referred to as a "U.S. Primary Share Time of Payment". Each time and date of payment by the U.S. Underwriters to the Selling Shareholders for U.S. Selling Shareholder Shares, or U.S. ADSs in respect thereof, hereunder is herein referred to as a "U.S. Secondary Share Time of Payment" (each U.S. Secondary Share Time of Payment and U.S. Primary Share Time of Payment, a "Time of Payment"). The time and date of delivery of U.S. Shares, or any U.S. ADSs in respect thereof, by any of the Company and the Selling Shareholders to the U.S. Underwriters hereunder is herein referred to as a "Time of Delivery". The "Relevant Time" means ., Tokyo time, on the date of the U.S. Primary Share Time of Payment.

     (c) The U.S. Primary Share Time of Payment shall be no later than ., Tokyo time, on ., 2003. The U.S. Secondary Share Time of Payment shall be no later than . ., Tokyo time, on ., 2003. The Time of Delivery shall be as soon as possible after , Tokyo time on ., 2003 but no later than ., Tokyo time on ., 2003.

     (d) Payment for any U.S. Company Shares, or any U.S. ADSs in respect thereof, shall be made to the Company no later than the U.S. Primary Share Time of Payment in same day funds in Japanese yen for the credit of such account with each bank (each, a "Payment Handling Bank") as the Company shall have notified in writing to Morgan Stanley & Co. Incorporated (which notification shall include the amount of payment to each Payment Handling Bank and shall be given no later than four Tokyo business days prior to the U.S. Primary Share Time of Payment); provided that funds held in such account shall be returned to Morgan Stanley & Co. Incorporated or its agent, on behalf of the U.S. Underwriters upon a failure to satisfy any of the conditions set forth in Section 6 or termination of this Agreement pursuant to Section 9.

     (e) On or before the U.S. Primary Share Time of Payment, Morgan Stanley & Co. Incorporated, or its agent, on behalf of the U.S. Underwriters, will submit to each Payment Handling Bank the share subscription form that is required under the Commercial Code of Japan in Japanese for any U.S. Company Shares. Such application for subscription of the U.S. Company Shares shall become ineffective upon a failure to satisfy any of the conditions set forth in Section 6 or termination of this Agreement pursuant to Section 9.

     (f) The U.S. Company Shares to be purchased by the U.S. Underwriters shall be delivered by or on behalf of the Company to the several U.S. Underwriters at the Time of Delivery. The U.S. Selling Shareholder Shares to be purchased by the U.S. Underwriters shall be delivered by or on behalf of the Selling Shareholders to the several U.S. Underwriters at the Time of Delivery. Payment for the U.S. Secondary Shares, or any U.S. ADSs in respect thereof, shall be made to the Selling Shareholders no later than the U.S. Secondary Share Time of Payment in same day funds in Japanese yen for the credit of such account as BTM and MTB shall have notified in writing to Morgan Stanley & Co. Incorporated (which notification shall include the amount of payment to each account and shall be given no later than four Tokyo business days prior to the U.S. Secondary Share Time of Payment). The Company and the Selling Shareholders shall deliver or cause to be delivered certificates to represent or representing any U.S. Shares to be acquired hereunder to o for deposit at least three business days prior to the Time of Delivery with the Japan Securities Depository Center, Incorporated ("JASDEC"), in order that such U.S. Shares may be credited to the accounts of the U.S. Underwriters through participating institutions designated by them having clearing accounts with JASDEC at or before the Time of Delivery.

On or before ., 2003, you will notify the Company and, as the case may be, the Selling Shareholders of the number of U.S. Shares that should be delivered in the form of U.S. ADSs. U.S. ADSs to be delivered shall be registered in the name of Cede & Co., as nominee for The Depository Trust Company ("DTC") on the books of the Depositary and delivered by or on behalf of the Depositary to the DTC participant account of Morgan Stanley & Co. Incorporated, for the account of the U.S. Underwriters, upon delivery for deposit with JASDEC for the account of BTM as custodian under the Deposit Agreement of the U.S. Shares deposited with JASDEC for the account of the custodian for the account of the Depositary against which the issuance of the U.S. ADSs will be made in accordance with the terms of the Deposit Agreement. Subject to the satisfaction of the terms of the Deposit Agreement and to receipt of payment therefor, the Company and, as the case may be, the Selling Shareholders shall cause the U.S. ADSs to be delivered by the Depositary to Morgan Stanley & Co. Incorporated for the account of the U.S. Underwriters by the opening of business in New York on the date of the Time of Delivery.

     6. Conditions to the U.S. Underwriters' Obligations. The obligations of the several U.S. Underwriters hereunder, as to the ADSs and the Shares to be paid for at any Time of Payment or delivered at the Time of Delivery, shall be subject, in their discretion, to the condition that all representations and warranties and other statements of the Company and the Selling Shareholders herein are, at and as of each of the U.S. Primary Share Time of Payment and the Relevant Time, true and correct, the condition that the Company and the Selling Shareholders shall have performed all of their respective obligations hereunder theretofore to be performed, and the following additional conditions:

          (a) the Prospectus shall have been filed with the Commission pursuant to Rule 424(b) within the applicable time period prescribed for such filing by the rules and regulations under the Securities Act and in accordance with Section 7(a) hereof; no stop order suspending the effectiveness of the Registration Statement or the ADS Registration Statement or any part of either shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission; and all requests for additional information on the part of the Commission shall have been complied with to your reasonable satisfaction;

          (b) subsequent to the execution and delivery of this Agreement and prior to the Relevant Time: (i) the Company and its subsidiaries, taken as a whole, shall not have sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Prospectus, (ii) there shall not have occurred any material change in the amount of capital stock or long-term debt of the Company or any change, or any development involving a prospective material change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Prospectus (exclusive of any amendments or supplements thereto subsequent to the date of this Agreement) and (iii) there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any of the Company's securities by any "nationally recognized statistical rating organization," as such term is defined for purposes of Rule 436(g)(2) under the Securities Act, which, in the case of clause (i) or
     (ii), makes it, in your judgment, impracticable to market or sell the U.S. Shares or the U.S. ADSs, as the case may be, on the terms and in the manner contemplated in the Prospectus;

          (c) the U.S. Underwriters shall have received at the Relevant Time a certificate, dated such Relevant Time and signed by ., to the effect set forth in Section 6(b)(iii) above and to the effect that (i) the representations and warranties of the Company and the Selling Shareholders contained in this Agreement are true and correct as of such U.S. Primary Share Time of Payment and as of such Relevant Time and (ii) each of the Company and the Selling Shareholders has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder at or before such U.S. Primary Share Time of Payment and such Relevant Time. The officer signing and delivering such certificate may rely upon the best of his or her knowledge as to legal proceedings threatened and governmental proceedings threatened or contemplated;

          (d) Paul, Weiss, Rifkind, Wharton & Garrison, United States counsel for the Company and the Selling Shareholders, shall have furnished to you their written opinion, dated such U.S. Primary Share Time of Payment, in form and substance reasonably satisfactory to you, to the effect set forth in Exhibit A hereto;

          (e) Mori Hamada & Matsumoto, Japanese counsel for the Company and the Selling Shareholders, shall have furnished to you their written opinion, dated such U.S. Primary Share Time of Payment, in form and substance reasonably satisfactory to you, to the effect set forth in Exhibit B hereto;

          (f) Emmet, Marvin & Martin, LLP, counsel for the Depositary, shall have furnished to you their written opinion, dated such U.S. Primary Share Time of Payment, in form and substance satisfactory to you, to the effect that (i) the Deposit Agreement has been duly authorized, executed and delivered by the Depositary and constitutes a valid and binding agreement of the Depositary enforceable against the Depositary in accordance with its terms, except as enforcement of it may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws of general application relating to or affecting creditors' rights and by general principles of equity and (ii) upon execution and delivery by the Depositary of ADRs evidencing the ADSs against the deposit of Shares in accordance with the provisions of the Deposit Agreement, the ADSs will be validly issued and will entitle the holders of the ADSs to the rights specified in those ADRs and in the Deposit Agreement;

          (g) Davis Polk & Wardwell, United States counsel for the several U.S. Underwriters and International Managers, shall have furnished to you their opinion, dated such U.S. Primary Share Time of Payment, with respect to the validity of the U.S. ADSs to be purchased by the U.S. Underwriters hereunder, the Registration Statement and the Prospectus and other related matters as you may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;

          (h) Mitsui, Yasuda, Wani & Maeda, Japanese counsel for the several U.S. Underwriters and International Managers, shall have furnished to you their opinion, dated such U.S. Primary Share Time of Payment, covering such matters as you may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;

          (i) at ., Tokyo time, on the date of this Agreement and at ., Tokyo time on the date of U.S. Primary Share Time of Payment, Deloitte Touche Tohmatsu, independent public accountants, shall have furnished to you a letter or letters dated the respective date of delivery thereof, in form and substance reasonably satisfactory to you, containing statements and information of the type ordinarily contained in accountants' "comfort letters" to underwriters with respect to the financial statements and financial information contained in the Registration Statement and the Prospectus; provided that the letters delivered at each such time shall use a "cut-off date" not earlier than five business days prior to the date hereof or thereof, as the case may be;

          (j) at . ., Tokyo time, on the date of this Agreement and at ., Tokyo time on the date of U.S. Primary Share Time of Payment, Ernst & Young, independent public accountants, shall have furnished to you a letter or letters dated the respective date of delivery thereof, in form and substance reasonably satisfactory to you, containing statements and information of the type ordinarily contained in accountants' "comfort letters" to underwriters with respect to the financial statements and financial information of Mitsubishi Securities Co., Ltd. relating to financial statements and financial information contained in the Registration Statement and the Prospectus; provided that the letters delivered at each such time shall use a "cut-off date" not earlier than five business days prior to the date hereof or thereof, as the case may be;

          (k) subsequent to the execution and delivery of this Agreement and the U.S. Primary Share Time of Payment (i) the Shares shall be duly listed and admitted for trading on the Tokyo Stock Exchange and the Osaka Securities Exchange, (ii) the ADSs and the Shares shall be duly listed, and the ADSs admitted to trading subject to notice of issuance, on the New York Stock Exchange and (iii) the Shares shall be duly authorized for quotation on the Stock Exchange Automated Quotation System International of the London Stock Exchange;

          (l) subsequent to the execution and delivery of this Agreement and at all times until the Relevant Time, the Deposit Agreement shall be in full force and effect;

          (m) the Depositary shall have furnished or caused to be furnished to you at such U.S. Primary Share Time of Payment certificates satisfactory to you evidencing the deposit with it of the Shares being so deposited against issuance of ADRs evidencing the ADSs to be delivered by the Selling Shareholders at such Time of Delivery and the execution, issuance, countersignature (if applicable) and delivery of ADRs evidencing such ADSs pursuant to the Deposit Agreement, and such other matters related thereto as the U.S. Underwriters reasonably request; and

          (n) at each of the U.S. Primary Share Time of Payment and the Relevant Time, you, on behalf of the U.S. Underwriters, shall have received confirmation from the Joint Global Coordinators on behalf of the International Managers and Japanese Underwriters that all conditions precedent under the International Underwriting Agreement and Japanese Underwriting Agreement, respectively, have been satisfied or, in accordance therewith, waived and that the purchase price payable for the Shares and ADSs to be delivered by the Company under the International Underwriting Agreement and the Japanese Underwriting Agreements, respectively, at the corresponding time of payment under each has been paid or is concurrently being paid.

     7. Covenants of the Company and the Selling Shareholders. In further consideration of the agreements of the U.S. Underwriters herein contained, the Company, and as indicated, the Selling Shareholders, covenant with each U.S. Underwriter as follows:

          (a) The Company will prepare the Prospectus in a form approved by you, which approval shall not be unreasonably withheld, and file such Prospectus pursuant to Rule 424(b) under the Securities Act not later than the Commission's close of business on the second business day after the date hereof; the Company will make no further amendment or any supplement to the Registration Statement, the Prospectus or the ADS Registration Statement which shall be disapproved by you promptly after reasonable notice thereof, except for any such amendment or supplement that in the reasonable written opinion of counsel to the Company is required by applicable law; the Company will file promptly all reports required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act subsequent to the date of the Prospectus and for so long as the delivery of a prospectus is required in connection with the offering or sale of the Shares or ADSs; the Company will advise you promptly after it receives notice of the time when any amendment to the Registration Statement or the ADS Registration Statement has been filed or becomes effective or any supplement to the Prospectus or any amended Prospectus has been filed and to furnish you copies thereof; the Company will advise you, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any Preliminary Prospectus or Prospectus, of the suspension of the qualification of the ADSs or Shares for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement, the Prospectus or the ADS Registration Statement or for additional information, and, in the event of the issuance of any stop order or of any order preventing or suspending the use of any Preliminary Prospectus or Prospectus or the Registration Statement or the ADS Registration Statement or suspending any such qualification, the Company will promptly use its best efforts to obtain the withdrawal of such order.

                  (b) The Company will furnish to you, without charge, . copies of the signed version of the Registration Statement (including exhibits thereto and documents incorporated by reference therein) and for delivery to each other U.S. Underwriter a conformed copy of the Registration Statement and furnish to you in New York City, without charge, prior to 10:00 a.m. local time on the business day next succeeding the date hereof and, during the period mentioned in Section 7(c) below, as many copies of the Prospectus, any documents incorporated by reference therein, and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.

                  (c) If, during such period after the first date of the public offering of the ADSs and Shares as in the opinion of counsel for the U.S. Underwriters the Prospectus is required by law to be delivered in connection with sales by a U.S. Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectus in order to make the statements therein, in light of the circumstances in which they were made when the Prospectus is delivered to a purchaser, not misleading, or if, in the opinion of counsel for the U.S. Underwriters, it is necessary to amend or supplement the Prospectus or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with applicable law, the Company will forthwith prepare, file with the Commission and furnish, at its own expense, to the U.S. Underwriters and to the dealers (whose names and addresses you will furnish to the Company) to which the ADSs or the Shares may have been sold by you on behalf of the U.S. Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectus so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances when the Prospectus is delivered to a purchaser, be misleading or so that the Prospectus, as amended or supplemented, will comply with applicable law.

                  (d) Except as disclosed in the Prospectus, the Company will not (and will cause its subsidiaries and affiliates not to) take, directly or indirectly, any action which is designed to or which constitutes or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security to facilitate the sale or resale of the ADSs or the Shares.

                  (e) Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, unless otherwise agreed among you, the Company and the Selling Shareholders, the Company and the Selling Shareholders jointly and severally agree to pay or cause to be paid promptly all expenses incident to the performance of their obligations under the Underwriting Agreements, including: (i) the fees, disbursements and expenses of the Company's and the Selling Shareholders' counsel, the Underwriters' counsel and the Company's accountants in connection with the registration and delivery of the Shares and ADSs under the Securities Act and all other fees or expenses in connection with the preparation and filing of the Registration Statement, any Preliminary Prospectus, the Prospectuses and all amendments and supplements to any of the foregoing, including all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Shares and ADSs to the Underwriters, including any transfer or other taxes payable thereon, (iii) the cost of printing or producing any Blue Sky memorandum in connection with the offer and sale of the Shares and ADSs under foreign or state securities laws and all expenses in connection with the qualification of the Shares and ADSs for offer and the sale under foreign or state securities laws as provided in Section 7(h), including filing fees and the fees and disbursements of counsel for the Underwriters in connection with such qualification and Blue Sky memorandum, (iv) all filing fees and fees and disbursements of the Underwriters' counsel incurred in connection with the review and qualification of the offering of the Shares and ADSs by the National Association of Securities Dealers, Inc., (v) all costs and expenses incident to listing the Shares and ADSs on the New York Stock Exchange, the First Section of the Tokyo Stock Exchange, the Osaka Securities Exchange, the London Stock Exchange and any other foreign stock exchanges, (vi) the costs of preparing, issuing, printing, mailing and delivering the ADSs and the Shares, (vii) the costs and charges of any transfer agent, registrar or depositary, (viii) the costs and expenses relating to investor presentations on any "road show" (including the out-of-pocket expenses of the Underwriters) undertaken in connection with the marketing of the offering of the Shares and ADSs, including, without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any interpreters and consultants engaged in connection with the road show presentations, travel and lodging expenses of your representatives and officers of the Company and any such interpreters and consultants, and the cost of any aircraft chartered in connection with the road show, (ix) the fees, disbursements and expenses in connection with the preparation of the Deposit Agreement, this Agreement, the Intersyndicate Agreement, and all other documents relating to the issuance, underwriting and initial offering of the Shares and ADSs, including all printing, mailing and delivery costs associated therewith, (x) any fees and expenses in connection with the Authorized Agents (as defined in Section 12) and
         (xi) all other costs and expenses incident to the performance of the obligations of the Company and the Selling Shareholders hereunder not otherwise specifically provided for in this Section 7(e). All references in this Agreement to costs and expenses shall be deemed to include any consumption or value added tax payable in respect thereof.

                  (f) Prior to the Time of Delivery, the Company will, and will cause the Selling Shareholders to, deposit Shares with the Depositary in accordance with the provisions of the Deposit Agreement and will comply with the Deposit Agreement so that the ADRs evidencing the ADSs to be delivered to the several U.S. Underwriters and the several International Managers by the Company and the Selling Shareholders at the relevant Time of Delivery are executed, issued and, if applicable, countersigned by the Depositary against receipt of such Shares and delivered to the several U.S. Underwriters and such International Managers at such Time of Delivery in accordance with Section 5(f).

                  (g) The Company will endeavor to qualify the Shares and ADSs for offer and sale under the foreign or state securities or Blue Sky laws of such jurisdictions as you shall reasonably request.

                  (h) Between the date hereof and the Time of Delivery the Company will not make any public announcement that would reasonably be expected to have a material impact on the price of the ADSs or the Shares or the distribution thereof without prior consultation with the Joint Global Coordinators.

                  (i) The Company will make generally available to the Company's securityholders and to you as soon as practicable an earning statement covering the period of twelve months ending March 31, 2004 that satisfies the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

                  (j) The Company will bear and pay any stamp or other duties or taxes (or, in respect of any duty or tax for which the U.S. Underwriters are initially liable, will promptly reimburse the same to the U.S. Underwriters), if payable, on or in connection with the distribution and delivery of the U.S. Shares and U.S. ADSs and the execution, delivery and performance of this Agreement and any value added tax payable in connection with any other amounts payable or allowable by the Company and the Selling Shareholders and otherwise in connection with the transactions contemplated by this Agreement.

          8. Indemnity and Contribution. (a) The Company agrees to indemnify and hold harmless each U.S. Underwriter, each person, if any, who controls any U.S. Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of any U.S. Underwriter within the meaning of Rule 405 under the Securities Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any Preliminary Prospectus or the Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto), or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any U.S. Underwriter furnished to the Company in writing by such U.S. Underwriter through you expressly for use therein.

          (b) Each Selling Shareholder agrees, severally and not jointly, to indemnify and hold harmless each U.S. Underwriter, each person, if any, who controls any U.S. Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of any U.S. Underwriter within the meaning of Rule 405 under the Securities Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any Preliminary Prospectus or the Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto), or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only with reference to information relating to such Selling Shareholder.

          (c) Each U.S. Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, the Selling Shareholders, the directors of the Company, the officers of the Company who sign the Registration Statement and each person, if any, who controls the Company or any Selling Shareholder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any Preliminary Prospectus or the Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto), or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only with reference to information relating to such U.S. Underwriter furnished to the Company in writing by such U.S. Underwriter through you expressly for use in the Registration Statement, any Preliminary Prospectus, the Prospectus or any amendments or supplements thereto.

          (d) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 8(a), 8(b) or 8(c), such person (the "indemnified party") shall promptly notify the person against whom such indemnity may be sought (the "indemnifying party") in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel) for all U.S. Underwriters and all persons, if any, who control any U.S. Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of any U.S. Underwriter within the meaning of Rule 405 under the Securities Act, and (ii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Company, the Selling Shareholders, the directors of the Company, the officers of the Company who sign the Registration Statement and each person, if any, who controls the Company or any Selling Shareholder within the meaning of either such Section, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the U.S. Underwriters and such control persons and affiliates of any U.S. Underwriters, such firm shall be designated in writing by you. In the case of any such separate firm for the Company and the Selling Shareholders, such directors and officers of the Company and such control persons of the Company and the Selling Shareholders, such firm shall be designated in writing by the Company. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.

Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this Section 8(d), the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

          (e) To the extent the indemnification provided for in Section 8(a), 8(b) or 8(c) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such subsection, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the offering of the U.S. Shares and the U.S. ADSs or (ii) if the allocation provided by clause 8(e)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 8(e)(i) above but also the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company and the Selling Shareholders on the one hand and the U.S. Underwriters on the other hand in connection with the offering of the U.S. Shares and the U.S. ADSs shall be deemed to be in the same respective proportions as the net proceeds from the offering of the U.S. Shares and the U.S. ADSs (before deducting expenses) received by each of the Company and the Selling Shareholders and the total underwriting discounts and commissions received by the U.S. Underwriters, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate public offer price of the U.S. Shares and the U.S. ADSs. The relative fault of the Company and the Selling Shareholders on the one hand and the U.S. Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company and the Selling Shareholders or by the U.S. Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The U.S. Underwriters' respective obligations to contribute pursuant to this Section 8 are several in proportion to the respective numbers of the U.S. Shares and the U.S. ADSs they have purchased hereunder, and not joint.

          (f) The Company and the Selling Shareholders and the U.S. Underwriters agree that it would not be just or equitable if contribution pursuant to this
Section 8 were determined by pro rata allocation (even if the U.S. Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(e). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 8(e) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8, no U.S. Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the U.S. Shares and the U.S. ADSs underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such U.S. Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement of omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

          (g) The indemnity and contribution provisions contained in this
Section 8 and the representations, warranties and other statements of the Company and the Selling Shareholders contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any U.S. Underwriter, any person controlling any U.S. Underwriter or any affiliate of any U.S. Underwriter, any Selling Shareholder or any person controlling any Selling Shareholder, or the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the U.S. Shares and U.S. ADSs.

          (h) All payments by the Company and the Selling Shareholders under this Agreement shall be made without set-off or counterclaim, and free and clear of and without deduction or withholding for, or on account of, any present or future taxes, levies, impost duties, fees, assessments or other charges of whatever nature, imposed by Japan or by any department, agency or other political subdivision or taxing authority thereof, and all interest, penalties or similar liabilities with respect thereto ("Taxes"). Each of the Company and the Selling Shareholders warrants that it has been advised by its legal advisors that no Taxes are required by the law of Japan to be deducted or withheld in connection with any such payment. If any Taxes are now or subsequently become required by law to be deducted or withheld in connection with any such payment, each of the Company and the Selling Shareholders will take whatever steps are necessary to ensure that the full amount of such payment is received by the relevant party under this Agreement on that due date as if no such withholding or deduction had be required.

          9. Termination. The U.S. Underwriters may terminate this Agreement, by notice given by you to the Company and the Selling Shareholders, if after the execution and delivery of this Agreement and prior to the Relevant Time (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange, the Nasdaq National Market, the London Stock Exchange, the Tokyo Stock Exchange or the Osaka Securities Exchange, (ii) trading of any securities of the Company shall have been suspended on any exchange or in any over-the-counter market, (iii) a material disruption in securities settlement, payment or clearance services in the United States, the United Kingdom or Japan shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by U.S. Federal, New York State, United Kingdom or Japan authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in your judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the U.S. Shares or U.S. ADSs on the terms and in the manner contemplated in the Prospectus.

          10. Effectiveness; Defaulting U.S. Underwriters; Reimbursement of Expenses on Termination. (a) This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

          (b) If, at a Time of Payment, any one or more of the U.S. Underwriters shall fail or refuse to purchase U.S. Shares that it has or they have agreed to purchase hereunder at such Time of Payment, and the aggregate number of U.S. Shares which such defaulting U.S. Underwriter or U.S. Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of the U.S. Shares to be purchased at such Time of Payment, the other U.S. Underwriters shall be obligated severally in the proportions that the number of U.S. Firm Shares set forth opposite their respective names in Schedule I bears to the aggregate number of U.S. Firm Shares set forth opposite the names of all such non-defaulting U.S. Underwriters, or in such other proportions as you may specify, to purchase the U.S. Shares which such defaulting U.S. Underwriter or U.S. Underwriters agreed but failed or refused to purchase at such Time of Payment; provided that in no event shall the number of U.S. Shares that any U.S. Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 10 by an amount in excess of one-ninth of such number of U.S. Shares without the written consent of such U.S. Underwriter.

If, at any Time of Payment, any U.S. Underwriter or U.S. Underwriters shall fail or refuse to purchase U.S. Shares and the aggregate number of U.S. Shares with respect to which such default occurs is more than one-tenth of the aggregate number of U.S. Shares to be purchased, and arrangements satisfactory to you and the Company for the purchase of such U.S. Shares are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting U.S. Underwriter or the Company and the Selling Shareholders. In any such case either you or the Company shall have the right to postpone such Time of Payment, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement and in the Prospectus or in any other documents or arrangements may be effected. Any action taken under this paragraph shall not relieve any defaulting U.S. Underwriter from liability in respect of any default of such U.S. Underwriter under this Agreement.

          (c) If this Agreement shall be terminated by the U.S. Underwriters, or any of them, because of any failure or refusal on the part of any of the Company and the Selling Shareholders to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason (other than termination of this Agreement pursuant to Section 10(b)) any of the Company and the Selling Shareholders shall be unable to perform its obligations under this Agreement, the Company and the Selling Shareholders will reimburse the U.S. Underwriters or such U.S. Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such U.S. Underwriters in connection with this Agreement or the offering contemplated hereunder.

          11. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication:

          in the case of notice to the U.S. Underwriters, directed to each of

          Morgan Stanley & Co. Incorporated
          1585 Broadway
          New York, N.Y. 10036 U.S.A.
          Attention: Global Capital Markets Syndicate Desk
          Facsimile: +1-212-761-0538

          and

          Nomura Securities International, Inc.
          2 World Financial Center, Building B
          New York, N.Y. 10281-1198 U.S.A.
          Attention: Office of General Counsel
          Facsimile: +1-212-667-1024
          in the case of notice to the Company, directed to

          Mitsubishi Tokyo Financial Group, Inc.
          26F Marunouchi Bldg, 4-1
          Marunouchi 2-Chome
          Chiyoda-ku, Tokyo 100-6326, Japan
          Attention: Financial Planning Group, Financial Policy Division Facsimile Number: +813-3240-8204

          in the case of notice to BTM, directed to

          The Bank of Tokyo-Mitsubishi, Ltd.
          7-1, Marunouchi 2-chome
          Chiyoda-ku, Tokyo 100-8388
          Attention: Financial Management, Corporate Planning Office Facsimile Number: +813-3240-3350

          in the case of notice to MTB, directed to

          The Mitsubishi Trust and Banking Corporation
          11-1, Nagatacho 2-chome
          Chiyoda-ku, Tokyo 100-8212
          Attention: Corporate Planning Division
          Facsimile Number: +813-3519-3082 or +813-3519-3083.

          12. Submission to Jurisdiction. (a) The Company and the Selling Shareholders irrevocably submit to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in The City of New York over any suit, action or proceeding arising out of or relating to this Agreement, the Prospectus, the Registration Statement, the ADS Registration Statement or the offering of the U.S. Shares or the U.S. ADSs. Each of the Company and the Selling Shareholders irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum.

To the extent that any of the Company and the Selling Shareholders has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company and the Selling Shareholders irrevocably waive, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

          (b) Each of the Company and BTM hereby irrevocably appoints The Bank of Tokyo-Mitsubishi, Ltd., Headquarters for the Americas, with offices at 1251 Avenue of the Americas, New York, New York, 10020 (Attention: General Counsel) as its agent and MTB hereby irrevocably appoints The Mitsubishi Trust and Banking Corporation, New York Branch, with offices at 520 Madison Avenue, 26th Floor, New York, New York 10022 (Attention: Legal Group) as its agent (each an "Authorized Agent") for service of process in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent. Each of the Company and the Selling Shareholders waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. Each of the Company and the Selling Shareholders represents and warrants that its Authorized Agent has agreed to act as its agent for service of process, and each of the Company and the Selling Shareholders agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

          13. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the U.S. Underwriters could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of each of the Company and the Selling Shareholders with respect to any sum due from it to any U.S. Underwriter or any person controlling any U.S. Underwriter or any affiliate of any U.S. Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such U.S. Underwriter or controlling person or affiliate of any sum in such other currency, and only to the extent that such U.S. Underwriter or controlling person or affiliate may in accordance with normal banking procedures purchase United States dollars with such other currency.

If the United States dollars so purchased are less than the sum originally due to such U.S. Underwriter or controlling person or affiliate hereunder, each of the Company and the Selling Shareholders agrees, jointly and severally, as a separate obligation and notwithstanding any such judgment, to indemnify such U.S. Underwriter or controlling person or affiliate against such loss. If the United States dollars so purchased are greater than the sum originally due to such U.S. Underwriter or controlling person or affiliate hereunder, such U.S. Underwriter or controlling person or affiliate agrees to pay to the relevant of the Company and the Selling Shareholders an amount equal to the excess of the dollars so purchased over the sum originally due to such U.S. Underwriter or controlling person or affiliate hereunder.

     14. Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

     15. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

     16. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

Very truly yours,


                                    By:__________________________
                                       Name:
                                       Title:

                                    THE BANK OF TOKYO-MITSUBISHI, LTD.


                                    By:__________________________
                                       Name:
                                       Title:

                                    THE MITSUBISHI TRUST AND BANKING
                                    CORPORATION


                                    By:__________________________
                                       Name:
                                       Title:

Accepted as of the date hereof
MORGAN STANLEY & CO. INCORPORATED
NOMURA SECURITIES INTERNATIONAL, INC.

Acting severally on behalf of themselves and the several U.S. Underwriters named in Schedule I hereto.

    By: MORGAN STANLEY & CO.
         INCORPORATED


    By:__________________________
       Name:
       Title:


    By: NOMURA SECURITIES
         INTERNATIONAL, INC.


    By:__________________________
       Name:
       Title:

                                   SCHEDULE I


               -----------------                   ----------------------

                                                     Number of U.S. Firm
               U.S. Underwriters                   Shares to be Purchased


Morgan Stanley & Co. Incorporated...............              .
Nomura Securities International, Inc............              .

                                                   ----------------------



                           TOTAL................   ======================
                                                              .

                                                                       EXHIBIT A

     Form of Paul, Weiss, Rifkind, Whonton & Garrison Opinion

                                                                       EXHIBIT B

                     Form of Mori Hamada & Matsumoto Opinion

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 7, 2003

                                          MITSUBISHI TOKYO FINANCIAL GROUP, INC.



                                          By: /S/  Atsushi Inamura
                                             -----------------------------------
                                            Name:  Atsushi Inamura
                                            Title: Chief Manager,General Affairs
                                                   Corporate Administration
                                                   Division